Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

20 December 2016

PRIMA BIOMED RECEIVES UK APPROVAL

FOR AIPAC STUDY

•	Competent Authority and Ethics Committee approval received in the United Kingdom for AIPAC

•	Recruitment of patients in second cohort of AIPAC study completed

•	Interim data for AIPAC and TACTI-mel trials of IMP321 due in December 2016

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD), announces that it has received approval from the Competent Authority and Ethics Committee in the UK for its Phase IIb, AIPAC clinical trial of IMP321. Following conclusion of the safety run in phase, expected in late December, and subject to the dose escalation committee meeting, screening for the larger, randomised phase of the trial is expected to commence in January 2017.

AIPAC (Active Immunotherapy PAClitaxel) is a multi-national, randomised, double-blind, placebo-controlled study of IMP321-plus-paclitaxel in metastatic breast cancer. The safety run-in phase of the first cohort of 15 patients is being conducted across 11 clinical sites in Belgium, The Netherlands and Hungary. Recruitment of the last two patients in this cohort was completed in October. The first safety and pharmacokinetic data from these 15 patients is expected in late December 2016. As previously announced, AIPAC’s expected duration based on forecast recruitment times and patient follow up is approximately three years.

Prima also confirms that interim data from the first cohort of patients in its Phase I, TACTI-mel clinical trial of IMP321 together with KEYTRUDA® for metastatic melanoma patients is also expected in late December 2016.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Securities Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Mr Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889